May 7, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Cambridge Holdco, Inc.

Request to Withdraw Registration Statement on Form S-4

File No. 333-201199

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cambridge Holdco, Inc., a Marshall Islands corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-4 (File No. 333-201199) (the “Registration Statement”), initially filed with the Commission on December 22, 2014, as supplemented by those certain supplements to the Registration Statement filed pursuant to Rule 424(b)(3) with the Commission on April 17, 2015 and April 22, 2015, respectively, together with all exhibits thereto, with such request to be approved effective as of the date hereof. The Registration Statement was declared effective by the Commission on March 27, 2015, and no securities have been sold thereunder.

The Registration Statement registered the offering of certain shares of the Registrant’s common stock in connection with a proposed business combination (the “Transaction”) between the Registrant and Parakou Tankers, Inc., a Marshall Islands corporation (“Parakou”), pursuant to that certain Business Combination Agreement, dated as of December 1, 2014 (the “Merger Agreement”), by and among Cambridge Capital Acquisition Corporation, a Delaware corporation (“Cambridge”), the Registrant, a wholly-owned subsidiary of Cambridge, Cambridge Merger Sub, Inc., a Marshall Islands corporation and a wholly-owned subsidiary of the Registrant (“Merger Sub”), Parakou, and, solely for the purposes of certain sections thereto, Mr. Por Liu, as amended by Amendment No. 1 thereto on April 21, 2015. The Registrant, Cambridge, Merger Sub, Parakou and Mr. Por Liu entered into that certain Termination Agreement, dated as of May 6, 2015, pursuant to which the Merger Agreement, as amended, was terminated. Accordingly, the Registrant will not proceed with the proposed offering of its common shares in connection with the Transaction. Because the proposed offering of the securities registered under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

We appreciate your assistance, and should you have any questions regarding this matter or need any additional information, please contact the Registrant’s legal counsel, Neal Aizenstein of DLA Piper LLP (US), at (312) 368-3435.

Sincerely,

CAMBRIDGE HOLDCO, INC.

By:	/s/ Benjamin Gordon
Benjamin Gordon
Chief Executive Officer